Exhibit 8.1

                 [WILLIAMS, MULLEN, CLARK & DOBBINS LETTERHEAD]


                                  July __, 2000

Board of Directors                                 Board of Directors
Marathon Financial Corporation                     Rockingham Heritage Bank
4095 Valley Pike                                   110 University Boulevard
Winchester, Virginia  22602                        Harrisonburg, Virginia  22801

         Re: Tax Opinion -- Merger of Marathon Merger Bank, a Wholly-Owned Subsidiary of Marathon Financial
                Corporation, with and into Rockingham Heritage Bank

Ladies and Gentlemen:

         You have requested our opinion as to certain federal income tax consequences of the proposed merger (the "Merger") of Marathon Merger Bank ("Acquisition Subsidiary"), a wholly-owned subsidiary of Marathon Financial Corporation ("MFC"), with and into Rockingham Heritage Bank ("Rockingham"), pursuant to the Amended and Restated Agreement and Plan of Merger, made and entered into as of June 21, 2000, between these parties (the "Agreement"). Our opinion is given pursuant to Section 6.1(d) of the Agreement.

                                     FACTS:

         Rockingham is a corporation and a Virginia state bank organized under Virginia law. Rockingham's principal executive offices are located at 110 University Boulevard, Harrisonburg, Virginia 22801.

         MFC is a Virginia corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended. Acquisition Subsidiary, a wholly-owned bank subsidiary of MFC, is a corporation organized under Virginia law. MFC's principal executive office is located at 4095 Valley Pike, Winchester, Virginia 22602.


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         Pursuant to the Agreement,  Acquisition  Subsidiary will be merged with and into Rockingham in accordance with the provisions of Title 13.1 of the Code of Virginia of 1950, as amended. Each outstanding share of Rockingham common stock will automatically become and be converted into 1.58 shares of MFC common stock. Cash will be paid in lieu of fractional shares. After the Merger, Rockingham will continue its existing business and operations as a wholly-owned subsidiary of MFC.

         In connection  with this opinion,  we have reviewed (i) the  Agreement,
(ii) MFC's Registration Statement on Form S-4, dated July __, 2000, including the joint Proxy Statement/Prospectus contained therein, and (iii) such other documents concerning the Merger as we have deemed necessary ((i), (ii) and (iii) collectively, the "Merger Documents"). With respect to the various factual matters material to our opinions, we have relied upon certificates of certain officers of MFC and Rockingham (the "Officers' Certificates"). We have assumed the correctness of the factual matters contained in such reliance sources and have made no independent investigation for the purpose of confirming that such factual matters are correct. As to all matters in which a person or entity has represented that such person or entity either is not a party to, does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed that there is in fact no plan, intention, understanding or agreement. We have also assumed that the Merger will be consummated in accordance with the Agreement.

         We have assumed (i) the genuineness of all signatures on the Merger Documents, (ii) the due authorization, execution and delivery of all documents and the validity and binding effect thereof, (iii) the authenticity of all documents submitted to us as originals, (iv) the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals from which the copies were made and (v) the legal capacity of natural persons.

                                    OPINION:

         Based  on  the   foregoing   and   subject  to  the   limitations   and
qualifications set forth herein, we give our opinion as follows:

         1. The Merger will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code (the "Code") and MFC and Rockingham will each qualify as a "party to a reorganization" within the meaning of Section 368(b) of the Code.

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         2.       No gain or loss will be recognized for federal tax purposes by
MFC or Rockingham as a result of the Merger.

         3. No gain or loss will be recognized for federal tax purposes by the shareholders of Rockingham as a result of the exchange of their Rockingham common stock solely for the common stock of MFC.

         4. Any shareholder of Rockingham who receives cash in lieu of a fractional share interest shall be treated as receiving a payment in redemption of such fractional interest subject to the provisions of Section 302 of the Code. Gain or loss will be realized and recognized with respect to such shareholder and shall be measured by the difference between the redemption price and the portion of the shareholder's basis in Rockingham stock allocable to such fractional share interest.

         5. The aggregate tax basis of the shares of MFC stock received by each shareholder of Rockingham will be equal to the aggregate tax basis of such shareholder's shares of Rockingham stock surrendered therefor in the Merger.

         6. The holding period under Section 1223 of the Code for the shares of MFC stock received by each shareholder of Rockingham will include the holding period for the shares of Rockingham stock of such shareholder surrendered therefor in the Merger, provided that the Rockingham shareholder held such stock as a capital asset on the date of the Merger.

         In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and other authorities as we have considered relevant. Our opinion is limited to the federal tax law of the United States of America and is expressed as of the date hereof. We do not assume any obligation to update or supplement our opinion to reflect any fact or circumstance which hereafter comes to our attention or any change in law which hereafter occurs. Our opinions are limited to the matters expressly stated. No opinion is implied or may be inferred beyond such matters.

         Our opinion expressed herein is made in connection with the Merger and is solely for the benefit of MFC, Acquisition Subsidiary and Rockingham's shareholders. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, which has been filed by MFC with the Securities and Exchange Commission, and to the reference to our firm under the caption "Certain Federal Income Tax Consequences" in the Prospectus and Proxy Statement forming a part of the Registration Statement. This opinion may not, without our prior written consent, be otherwise distributed or relied upon by any other person, filed with any other government agency or quoted in any other document.

                                         Very truly yours,

                                         Williams, Mullen, Clark & Dobbins, P.C.



                                         By:
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